April 23, 2009
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	BorgWarner Inc. (the “Company”) Form 10-K for the year ended December 31, 2008 File Number 1-12162
Dear Mr. Humphrey:
We have prepared the following responses to address the comments contained in your letter dated April 9, 2009 regarding the above referenced 10-K filing. As requested in your letter, we have prepared, where appropriate, proposed expanded disclosures for future 10-K filings and, in other instances, provided supplemental information to help you better understand our disclosures, and have cited the appropriate accounting literature where applicable. For your convenience, we have incorporated sections of your letter preceding our responses. Additionally, we have underlined changes to our December 31, 2008 disclosures on the Company’s Critical Accounting Policies to highlight our proposed disclosure to our future filings.
Form 10-K for the year ended December 31, 2008
Management’s Discussion and Analysis
Critical Accounting Policies, page 37
SEC Comment #1:
We note that your disclosure with respect to Critical Accounting Policies merely repeats the descriptions included in Note 1 to your financial statements for certain of your accounting policies. Please revise to add more discussion in MD&A as contemplated by FR-60.
Company Response:
We have reviewed our Critical Accounting Policies. In future filings we will expand our Critical Accounting Policy disclosures for pension and other post employment defined benefits and product warranty to include further discussion of our key assumptions and provide additional sensitivity analysis. Additionally, our impairment of long-lived assets disclosure will be modified to include a discussion of the “triggering event” in 2008 that resulted in the impairment of the Company’s long-lived assets in that year. Furthermore, we will modify our goodwill disclosure as described in our response to SEC Comment #3 below.

Pension and Other Post Employment Defined Benefits
The Company provides post employment defined benefits to a number of its current and former employees. Costs associated with post employment defined benefits include pension and post employment health care expenses for employees, retirees and surviving spouses and dependents.
Using appropriate actuarial methods and assumptions, the Company’s defined benefit pension and non-pension postretirement employee benefit plans are accounted for in accordance with Statement of Financial Accounting Standards No. 87 (“SFAS 87”), “Employers’ Accounting for Pensions,” Statement of Financial Accounting Standards No. 88 (“SFAS 88”), Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, Statement of Financial Accounting Standards No. 106 (“SFAS 106”), “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” and as amended by Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Disability, early retirement and other postretirement employee benefits are accounted for in accordance with Statement of Financial Accounting Standards No. 112 (“SFAS 112”), “Employer Accounting for Postemployment Benefits.”
The determination of the Company’s obligation and expense for its pension and other postretirement employee benefits, such as retiree health care, is dependent on certain assumptions used by actuaries in calculating such amounts. Certain of the more important assumptions are described in Note 12 “Retirement Benefit Plans” to the Company’s consolidated financial statements included in Item 8 “Financial Statements and Supplementary Data” of this Annual Report on Form 10-K and include the discount rate, expected long-term rate of return on plan assets, rates of increase in compensation and health care costs, retirement rates, mortality rates and other factors. The effects of any modification to those assumptions are either recognized immediately or amortized over future periods in accordance with accounting principles generally accepted in the United States (“GAAP”).
In accordance with GAAP, actual results that differ from assumptions used are accumulated and generally amortized over future periods. The primary assumptions affecting the Company’s accounting for employee benefits under SFAS Nos. 87, 88, 106, 112 and 158 as of December 31, 2008 are as follows:
•	Long-term rate of return on plan assets: The expected long-term rate of return is used in the calculation of net periodic pension cost. The required use of the expected long-term rate of return on plan assets may result in recognized returns that are greater or less than the actual returns on those plan assets in any given year. Over time, however, the expected long-term rate of return on plan assets is designed to approximate actual earned long-term returns. The expected long-term rate of return for pension assets has been determined based on various inputs. These inputs include historical returns for the different asset classes held by the Company’s trusts and its asset allocation, as well as inputs from internal and external sources regarding expected capital market return, inflation and other variables. The Company also considers the impact of active management of the plans’ invested assets. In determining its pension expense for 2008, the Company used long-term rates of return on plan assets ranging from 2.75% to 8.75% outside of the U.S. and 8.75% in the U.S.

Actual return on U.S. pension assets for 2008, 2007 and 2006 were (25.7%), 3.9% and 14.3%, respectively, compared to the expected rate of return assumption of 8.75%, for each of those years.

For 2009, the Company is changing its expected return on U.S. and U.K. plan assets to 7.50% from 8.75% and 7.25%, respectively, to reflect adjustments made to its targeted asset allocations, based on updated asset / liability studies. The impact of these changes in the expected long-term rate of return is estimated to increase 2009 pension expense by $2.4 million.

•	Discount rate: The discount rate is used to calculate pension and postretirement employee benefit obligations (“OPEB”). The discount rate assumption is based on a constant effective yield from matching projected plan cash flows to high quality (Aa) bond yields of corresponding maturities as of the measurement date. The Company used discount rates ranging from 3.2% to 9.0% to determine its pension and other benefit obligations as of December 31, 2008, including weighted average discount rates of 7.00% for U.S. pension plans, 5.67% for non-U.S. pension plans, and 7.00% for U.S. other post employment health care plans. The discount rate reflects the fact that our U.S. pension plan has been closed for new participants since 1989 (1998 for our U.S. health care plan), and with the closing of our Muncie facility in 2009, there will be negligible service cost going forward.

•	Health care cost trend: For postretirement employee health care plan accounting, the Company reviews external data and Company specific historical trends for health care cost to determine the health care cost trend rate assumptions. In determining the projected benefit obligation for postretirement employee health care plans as of December 31, 2008, the Company used health care cost trend rates of 8.00%, declining to an ultimate trend rate of 5% by the year 2019.
While the Company believes that these assumptions are appropriate, significant differences in actual experience or significant changes in these assumptions may materially affect the Company’s pension and other postretirement employee benefit obligations and its future expense.
The following table illustrates the sensitivity to a change in certain assumptions for Company sponsored U.S. and non-U.S. pension plans on its 2009 pre-tax pension expense:

	Impact on	Impact on
	U.S. 2009	Non-U.S. 2009
	Pre-Tax Pension	Pre-Tax Pension
millions of dollars	(Expense)/Income	(Expense)/Income
1 percentage point decrease in discount rate	$0.1	$(3.8)
1 percentage point increase in discount rate	$(0.1)	$3.8
1 percentage point decrease in expected return on assets	$(2.0)	$(1.2)
1 percentage point increase in expected return on assets	$2.0	$1.2
The following table illustrates the sensitivity to a change in the discount rate assumption related to the Company’s U.S. OPEB expense:

Impact on 2009
Pre-Tax OPEB
millions of dollars	(Expense)/Income
1 percentage point decrease in discount rate	$1.2
1 percentage point increase in discount rate	$(1.2)
The following table illustrates the sensitivity to a one-percentage point change in the assumed health care cost trend related to the Company’s OPEB obligation and service and interest cost:

	One Percentage Point
millions of dollars	Increase	Decrease
Effect on other post employment benefit obligation	$18.9	$(16.5)
Effect on total service and interest cost components	$1.4	$(1.2)
See Note 12 to the Consolidated Financial Statements for more information regarding the Company’s retirement benefit plans.
Product Warranty
The Company provides warranties on some of its products. The warranty terms are typically from one to three years. Provisions for estimated expenses related to product warranty are made at the time products are sold. These estimates are established using historical information about the nature, frequency, and average cost of warranty claim settlements; as well as product manufacturing and industry developments and recoveries from third parties. Management actively studies trends of warranty claims and takes action to improve product quality and minimize warranty claims. Management believes that the warranty accrual is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the accrual. Our warranty provision over the last three years, and as a percentage of net sales, has trended as follows:

millions of dollars	2008	2007	2006
Net Sales	$5,263.9	$5,328.6	$4,585.4
Warranty Provision	$66.1	$60.7	$36.8
Warranty Provision as a Percentage of Net Sales	1.3%	1.1%	0.8%
The following table illustrates the sensitivity of a 25 basis point change (as a percentage of sales) in the assumed warranty trend on the Company’s accrued warranty liability:

	(Income)/Expense
millions of dollars	2008	2007	2006
25 basis point decrease	$(13.2)	$(13.3)	$(11.5)
25 basis point increase	$13.2	$13.3	$11.5
At the end of 2008, our total accrued warranty liability was $82.1 million. The accrual is represented as $51.4 million in current liabilities and $30.7 million in non-current liabilities on our balance sheet.
See Note 8 to the Consolidated Financial Statements for more information regarding product warranty.
Impairment of Long-Lived Assets
In accordance with Financial Accounting Standards No. 144 (“SFAS 144”), Accounting for the Impairment or Disposal of Long-Lived Assets, the Company periodically reviews the carrying value of its long-lived assets, whether held for use or disposal, including other intangible assets, when events and circumstances warrant such a review. Such events and circumstances include, but are not limited to, a significant decrease in market volumes, or project life, or a loss of a major customer application (i.e., a “triggering event”). The Company’s impairment review is performed at each manufacturing, assembly, and technical site by local and business unit management, using data that is the basis for the Company’s annual budget (or forecast on an interim basis) and long-range plan (“LRP”). The annual budget and LRP include a five year projection of future cash flows based on actual new products and customer commitments. If the operating site review reflects that a triggering event has occurred, the assets identified by the operating location as potentially impaired will be reviewed by management. The review will determine if a current or future alternative use exists for additional customer applications or if redeployment of the assets to any of the Company’s other operating sites around the world is justified. If a future alternative use can not be identified, a test for recoverability is performed at the lowest level for which cash flows can be identified. The test compares projected undiscounted future cash flows to the carrying value of a product line or a specific customer application or asset grouping, as applicable. If the undiscounted cash flow test for recoverability identifies a possible impairment, management will perform a test based on the discounted future cash flows. (The discount rate used for impairment testing is the same for both long-lived assets and goodwill). If the carrying value of the long-lived assets is considered impaired based on the discounted future cash flow analysis, an impairment charge is recorded for the amount by which the carrying value of the long-lived assets exceeds their fair value. In certain cases, management will consider estimates obtained from outsiders as evidence of the assets’ fair value, including among other factors, the assets’ orderly liquidation value. Management believes that the estimates of future cash flows and fair value assumptions are reasonable. However, changes in assumptions with respect to future volumes, program project life or future asset use, in addition to future cash flows underlying these estimates could affect the Company’s fair value evaluations.
Due to the decline in the North American automotive market in 2006 and the sudden decline in the North American and European automotive markets in 2008, the Company reviewed the carrying value of its long-lived assets. As a result of these reviews, the Company recognized $72.9 million and $56.4 million in impairment of long-lived assets (i.e., plant and equipment) as part of restructuring expenses in 2008 and 2006, respectively. The $72.9 million impairment charge in 2008 was a write-off of approximately 4% of the Company’s long-lived assets, involving 15 of the Company’s 60 manufacturing, assembly, and technical sites. The impairment charge was comprised of $22.1 million in our Drivetrain segment and $50.8 million in our Engine segment. Further declines in the industry could result in additional impairment charges on the Company’s remaining long-lived assets balance of $1,586.2 million at December 31, 2008.
See Note 19, “Restructuring”, to the Consolidated Financial Statements for more information regarding the Company’s 2006 and 2008 impairment of long-lived assets.
Management’s Discussion and Analysis
Goodwill, page 38
SEC Comment #2:
In the description of your impairment testing, you state that cash flows are estimated over a significant future period of time. Please tell us the specific period of time used in the cash flow projections of your December 2008 impairment test. Also tell us the period used in each of the impairment tests performed in September 2008, December 2007 and December 2006.
Company Response:
The basis of our goodwill impairment analysis includes the Company’s annual budget and long-range plan (“LRP”). The annual budget and LRP include a five year projection of future cash flows based on actual new products and customer commitments. As part of the projection, we assumed the last year of the LRP data is a fair indication, on average, including fundamental industry growth, of the future performance of the business beyond the five year period into perpetuity. The presentation of the annual budget and LRP is made to the Company’s Board of Directors in the fourth quarter.
The use of our annual budget and LRP as a projection of future cash flows, was the basis of our impairment analysis performed in December 2008, 2007 and 2006 as well as our impairment analysis performed in September 2008.
In September 2008 we determined that a triggering event occurred, based on volume reductions from an economic downturn impacting the European economy, combined with the fact that we had recently acquired additional ownership in BERU. Hence, we performed an impairment test on our BERU business unit. This test resulted in an impairment charge of $146.8 million. Subsequently in the fourth quarter of 2008, as impairment testing was completed for all of the business units of the consolidated

Company, we recorded an additional $10.0 million impairment charge for the BERU business unit due to further deterioration of its business plan.
Management’s Discussion and Analysis
Goodwill, page 38
SEC Comment #3:
In light of the substantial amount of your remaining goodwill, we believe you should expand your disclosure to present a sensitivity analysis for potential goodwill impairments using different sets of assumptions. As stated in FR-60, public companies are encouraged to discuss the likelihood that materially different amounts would be reported under different conditions or using different assumptions.
Company Response:
The Company will revise the discussion of Goodwill in Critical Accounting Policies in future filings as follows:
Goodwill
The Company annually reviews its goodwill for impairment in the fourth quarter of each year for all of its reporting units, or more often when events and circumstances warrant such a review.
The Company’s goodwill impairment review utilizes the “two-step impairment test” required under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles, and requires us to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates and growth rates. The basis of our goodwill impairment analysis is the Company’s annual budget and long-range plan (“LRP”). The annual budget and LRP include a five year projection of future cash flows based on actual new products and customer commitments. As part of the projection, we assumed the last year of the LRP data is a fair indication, on average, including fundamental industry growth, of the future performance of the business beyond the five year period into perpetuity. As the LRP is estimated over a significant future period of time, those estimates and assumptions are subject to a high degree of uncertainty. We also utilize market valuation models and other financial ratios, which require us to make certain assumptions and estimates regarding the applicability of those models to our assets and businesses. We believe that the assumptions and estimates used to determine the estimated fair values of each of our business units are reasonable. Different assumptions could materially affect the estimated fair value. The primary assumptions affecting the Company’s December 31, 2008 goodwill impairment review are as follows:
•	Discount Rate: The Company used a 10% weighted average cost of capital (“WACC”) as the discount rate for future cash flows. The WACC is intended to represent an estimate of the Company’s weighted average cost of debt and equity. We believe this 10% discount rate is representative of a rate of return that would be expected by a market participant.

•	Operating Income Margin: The Company utilized historical and expected operating income margins, which varied based on the projections of each business unit being evaluated.
While the Company believes that these assumptions are appropriate, significant changes in these assumptions may materially affect the Company’s analysis. The following table illustrates the sensitivity to a change in our discount rate and operating income margin assumptions; as it would have impacted the Company’s goodwill of $1,052.4 million as of December 31, 2008:

Increase/(Decrease)
millions of dollars	in 2008 Impairment Charge
1 percentage point decrease in discount rate	$(101.8)
1 percentage point increase in discount rate	$85.0
1 percentage point margin decrease	$70.7
1 percentage point margin increase	$(56.7)
See Note 7 to the Consolidated Financial Statements for more information regarding goodwill.
Notes to Consolidated Financial Statements
Note 1 — Summary of Significant Accounting Policies, page 51
SEC Comment #4:
We note that you have identified (i) Environmental Accrual, (ii) Pension and Other Post Employment Defined Benefits, and (iii) Income Taxes as Critical Accounting Policies in your MD&A. However, these policies are not included in your summary of significant accounting policies in Note 1 to your financial statements. Please revise to include a description of all of your significant accounting policies in Note 1 to your financial statements and then add more discussion, such as sensitivity analysis, to the explanation of those policies identified as Critical Accounting Policies in your MD&A.
Company Response:
We will add (i) Environmental Accrual, (ii) Pension and Other Post Employment Defined Benefits, and (iii) Income Taxes in Note 1 to our financial statements in future filings as follows:
Environmental Contingencies
The Company accounts for environmental costs in accordance with Statement of Financial Accounting Standards No. 5 (“SFAS 5”), Accounting for Contingencies. Costs related to environmental assessments and remediation efforts at operating facilities are accrued when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated. Estimated costs are recorded at undiscounted amounts, based on experience and assessments and are regularly evaluated. The liabilities are recorded in other current liabilities and other long-term liabilities in the Company’s consolidated balance sheets.

See Note 15 to the Consolidated Financial Statements for more information regarding environmental contingencies.
Pensions and Other Postretirement Employee Defined Benefits
The Company’s defined benefit pension and other postretirement employee benefit plans are accounted for in accordance with Statement of Financial Accounting Standards No. 87 (“SFAS 87”), “Employers’ Accounting for Pensions,” Statement of Financial Accounting Standards No. 88 (“SFAS 88”), Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, Statement of Financial Accounting Standards No. 106 (“SFAS 106”), “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” and as amended by Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Disability, early retirement and other postretirement employee benefits are accounted for in accordance with Statement of Financial Accounting Standards No. 112 (“SFAS 112”), “Employer Accounting for Postemployment Benefits.”
Pensions and other postretirement employee benefit costs and related liabilities and assets are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, expected returns on plan assets, health care cost trends, compensation and other factors. In accordance with GAAP, actual results that differ from the assumptions used are accumulated and amortized over future periods, and accordingly, generally affect recognized expense in future periods.
See Note 12 to the Consolidated Financial Statements for more information regarding the Company’s retirement benefit plans.
Income Taxes
The Company accounts for income tax expense based on expected income and statutory tax rates in the various jurisdictions in which we operate. Judgment is required in determining our income tax expense. We establish accruals under Statement of Financial Accounting Standard No. 109 (“SFAS 109”), “Accounting for Income Taxes”, FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” and Accounting Principles Board No. 23 — “Accounting for Income Taxes-Special Areas” (“APB 23”). For uncertain tax positions, the FIN 48 approach is based on a two-step benefit recognition model. In the first step, FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not, based on the technical merits and without consideration of detection risk, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize is measured as the largest amount of the tax benefit that is greater than 50 percent likely to ultimately be realized upon settlement. The tax position must be derecognized when it is no longer more likely than not to be sustained. The interpretation also provides guidance on recognition and classification of related penalties and interest, classification of liabilities, and disclosures of unrecognized tax benefits. The change in net assets, if any, as a result of applying the provisions of this interpretation is considered a change in accounting principle with the cumulative effect of the change treated as a offsetting adjustment to the opening balance of retained earnings in the period of transition. The Company adopted FIN 48 as of the beginning of its 2007 calendar year.
The Company’s effective tax rate includes the impact of accrual provisions and changes to accruals that we consider appropriate, as well as interest and penalties. A period of time may elapse before a particular matter, for which we have or have not established an accrual is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our accruals are appropriate under GAAP. Favorable or unfavorable adjustments of an accrual for any particular issue would be recognized as an increase or decrease to our income tax expense in the period of a change in facts and circumstances.
Tax laws require items to be included in the tax return at different times than the items are reflected in the financial statements. As a result, the income tax expense reflected in our financial statements is different than the liability reported in our tax return. Some of the differences are permanent in nature, however, there are many differences that are temporary differences, such as depreciation expense. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance to reduce deferred tax assets when it is more likely than not that such assets may not be realized. This assessment requires significant judgment, and must be done on a jurisdiction-by-jurisdiction basis. In determining the need for a valuation allowance, all available positive and negative evidence, including historical and projected financial performance, is considered along with any other pertinent information.
See Note 4 to the Consolidated Financial Statements for more information regarding income taxes.
Notes to Consolidated Financial Statements
Note 7, Goodwill and Other Intangibles, page 62
SEC Comment #5:
We note you have recorded goodwill impairment of $156.8 million in the current year related to your ownership of BERU, but still have a substantial remaining balance of goodwill. We further note that you have experienced a decline in both your net sales and income, and you operate within the automotive industry, which has also experienced declines in the current period. The recent developments in the industry have caused certain companies within the industry to conclude that significant goodwill write-offs were warranted. Please explain how your facts and circumstances are different from those of others in the industry, and explain why you believe your remaining goodwill has not recently become impaired.
Company Response:
Historically, BorgWarner has performed better than the Company’s automotive sector peer group average, and the average of the Standard & Poor’s 500. In terms of total shareholder return for the five year period from 2003 through 2008, the Company has provided its shareholders an 8.1% return versus declines of (46.9%) and (18.8%) for the Company’s automotive sector peer group and the S&P 500, respectively. We believe that the Company’s better relative performance is due to the Company’s customer and geographic diversification (only one customer, Volkswagen, represented more than 10% of our total consolidated sales in 2008), net new business of $2.1 billion for the period of 2009 through 2011, wide breadth of product offerings and key technologies that improve fuel economy and reduce exhaust emissions, and investment grade credit rating. Also, the Company’s market capitalization has consistently exceeded its net book value as presented in the following table:

	2008	2007	2006	2005	2004
	billions of dollars
Market Capitalization
June 30	$5.2	$5.0	$3.7	$3.0	$2.4
December 31	$2.5	$5.6	$3.4	$3.5	$3.0

Net Book Value
December 31	$2.0	$2.3	$1.9	$1.6	$1.5
Note: The Company’s market capitalization as of March 31, 2009 was approximately $2.4 billion, remaining above net book value.
As a reasonableness test, the Company compared its equity fair value (market capitalization) to its carrying value (net book value). It was determined that the fair value was in excess of the carrying value. Along with testing the consolidated company, our business units, which are one level below our operating segments, were tested. In all cases, except for the BERU business unit, it was determined that the fair value of the business units exceeded their carrying value. Furthermore, at the end of September 2008, we compared the equity fair value from our DCF model to our overall market capitalization, and determined the DCF model valuation was reasonable.
Our cash flow projections are supported by our historical operating income performance as follows:

	2008	2007	2006	2005	2004
	millions of dollars
Operating Income	$14.4	$424.8	$274.6	$323.1	$309.1
Add Back: Restructuring Expense	127.5	—	84.7	—	—
Add Back: Goodwill Impairment Charge	156.8	—	—	—	—

Operating Income Excluding Restructuring Expense and Goodwill Impairment Charge	$298.7	$424.8	$359.3	$323.1	$309.1

Furthermore, a substantial portion of our goodwill was acquired prior to 2000. A rollforward of our goodwill, including when acquired, is as follows:

						% of
		Additional	BERU			2000 - 2008
millions of dollars	12/31/2007	BERU	Goodwill	Translation	12/31/2008	Goodwill
Years	Goodwill	Acquisition*	Impairment	Adjustment	Goodwill	Impaired in 2008
Pre-1990	$270.4	—	—	—	$270.4	—
1990 - 1999	$597.8	—	—	($14.3)	$583.5	—
2000 - 2008	$300.0	$74.5	($156.8)	($19.2)	$198.5	44%

Total	$1,168.2	$74.5	($156.8)	($33.5)	$1,052.4

*	Increased our BERU ownership from 82% to 100% through a Domination and Profit Transfer Agreement in the second quarter of 2008.
The rapid global economic downturn starting in the third quarter of 2008 put the Company’s BERU goodwill (our most recent acquisition) at risk of impairment, which resulted in a $156.8 million goodwill impairment charge recorded in the third and fourth quarters of 2008. Note that 81% of the goodwill at December 31, 2008 is related to transactions which were before 2000. Additionally, of the total purchase cost allocable to the BERU acquisition of approximately $590 million, 45% was assigned to tangible and intangible assets, excluding goodwill. These allocations have resulted in on-going charges including depreciation and amortization of approximately $111.0 million from 2005 — 2008. See Note 20 in our 2008 10-K, “Recent Transactions” for a discussion of the entire BERU transaction.
Notes to Consolidated Financial Statements
Note 7, Goodwill and Other Intangibles, page 62
SEC Comment #6:
With regard to your annual goodwill impairment testing, please provide us with a general overview of your impairment analysis, an outline of your basic assumptions, and a description of the projections used within your analysis. In addition, please discuss how the assumptions in your current year analysis compare to those you utilized in the prior year when performing your impairment testing.
Company Response:
The Company uses a Discounted Cash Flow (“DCF”) model that is consistent with FAS 142 to value each business unit (“BU”) of the Company (which is defined as one level below an operating segment). This DCF methodology is consistent with how the Company values internal projects and evaluates external acquisitions, and is consistent with the view of a market participant. Additionally, the Company also values each BU by using an EBITDA multiple model. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The EBITDA model is used to check for directional consistency with the DCF model.
The Company’s DCF model uses the estimate of future cash flows and a discount rate. For the estimate of future cash flows, the Company’s annual budget and long-range plan (“LRP”) is used. The Company’s LRP represents our most recent and comprehensive estimate of future cash flows. The LRP period covers five years and is based on actual new products and customer commitments. The annual budget and LRP is presented to the Board of Directors in the fourth quarter. The LRP operating income margins utilized in the 2008 DCF model were 5%-12% for our various BU’s. This compares to 5%-18% used in the prior year testing.
The LRP includes a five year projection of earnings and cash flows. As part of the projection, we assumed the last year of the LRP data is a fair indication, on average, including fundamental industry growth, of the future performance of the business beyond the five year period into perpetuity.
The Company used a 10% weighted average cost of capital (“WACC”) to discount future cash flows for consolidated BorgWarner and each of the BU’s as part of our testing for impairment. Our BU’s are organized by global product lines (e.g. torq transfer devices, turbochargers, transmission systems, etc.) and not by geography. The Company’s products generally serve the same industry, the same customers and operate on a global basis, resulting in indiscernible differences in capital risk characteristics and capital costs. Based on these reasons, the Company believes a single cost of capital is appropriate for impairment testing. The WACC is intended to represent our estimate of the Company’s current cost of debt and equity and is representative of a rate of return that would be expected by a market participant. The 10% discount rate used in the 2008 analysis is consistent with the prior year.
Notes to Consolidated Financial Statements
Note 21, Reporting Segments and Related Information
Interim Financial Information (Unaudited), page 90
SEC Comment #7:
During the year ended December 31, 2008, the quarterly data shows significant fluctuation in operating results between the quarters. Specifically, the first and second quarters of the year show net income, while both the third and fourth quarters show a net loss. Please revise to add a discussion on any unusual or infrequently occurring items during each quarter which may have contributed to the significant fluctuation in operating results. Refer to Item 302(a)(3) of regulation S-K.
Company Response:
In future 10-K filings, the Company will provide explanations for significant interim financial statement variations between quarters.
Using our 10-K filed for the year ending December 31, 2008 as a model, in future filings we intend to include disclosures such as the following:

millions of dollars, except per share amounts	2008					2007
Quarter ended	Mar-31	Jun-30	Sep-30	Dec-31	Year	Mar-31	Jun-30	Sep-30	Dec-31	Year

Net sales	$1,498.9	$1,516.6	$1,316.9	$931.5	$5,263.9	$1,277.8	$1,364.3	$1,313.6	$1,372.9	$5,328.6
Cost of sales	1,215.4	1,237.8	1,114.6	857.6	4,425.4	1,061.9	1,116.7	1,084.9	1,115.2	4,378.7

Gross profit	283.5	278.8	202.3	73.9	838.5	215.9	247.6	228.7	257.7	949.9
Selling, general and administrative expenses	155.7	159.9	134.8	92.5	542.9	126.7	135.2	134.1	135.9	531.9
Restructuring expense	—	—	25.0	102.5	127.5	—	—	—	—	—
Goodwill impairment charge	—	—	146.8	10.0	156.8	—	—	—	—	—
Other (income) expense	1.1	(2.1)	(2.6)	0.5	(3.1)	(0.7)	(1.2)	(3.7)	(1.2)	(6.8)

Operating income	126.7	121.0	(101.7)	(131.6)	14.4	89.9	113.6	98.3	123.0	424.8
Equity in affiliate earnings, net of tax	(9.1)	(11.9)	(9.2)	(8.2)	(38.4)	(9.2)	(8.8)	(9.9)	(12.4)	(40.3)
Interest expense and finance charges	6.5	10.8	11.2	10.3	38.8	8.9	9.3	8.4	8.1	34.7

Income before income taxes and minority interest	129.3	122.1	(103.7)	(133.7)	14.0	90.2	113.1	99.8	127.3	430.4
Provision (benefit) for income taxes	33.6	29.8	24.3	(54.4)	33.3	24.4	30.5	10.9	48.1	113.9
Minority interest, net of tax	7.0	4.8	2.4	2.1	16.3	7.4	6.9	5.7	8.0	28.0

Net earnings (loss)	$88.7	$87.5	$(130.4)[2]	$(81.4)[3]	$(35.6)	$58.4 [1]	$75.7	$83.2	$71.2	$288.5

Earnings (loss) per share — basic	$0.76	$0.75	$(1.12) *	$(0.70) *	$(0.31) *	$0.50	$0.65	$0.72	$0.61	$2.49
Earnings (loss) per share — diluted	$0.75	$0.74	$(1.12) *	$(0.70) *	$(0.31) *	$0.50	$0.64	$0.70	$0.60	$2.45

*	The Company had a loss for the quarters ended September 30, 2008, December 31, 2008 and the year ended December 31, 2008. As a result, diluted loss per share is the same as basic loss per share in each period, as any dilutive securities would reduce the loss per share.

(1)	The Company’s first quarter 2007 results were negatively impacted by the following:

•	A charge of $14 million related to a warranty-related issue surrounding a product, built during a 15-month period in 2004 and 2005, that is no longer in production.

(2)	Third quarter 2008 results were negatively impacted by the following:

•	$25.0 million of restructuring expenses, including $18.0 million related to severance and other employee related costs and $7.0 million of asset impairments.

•	An impairment charge of €104.3 ($146.8) million goodwill impairment charge to adjust the fair value of BERU goodwill to its’ carrying value.

•	A tax expense of $13.5 million was recorded to establish a valuation allowance, based on potential lack of utilization of foreign tax credits.

•	A retiree health care litigation charge of $4.0 million was recorded in selling, administration, and operating expense.

(3)	The Company’s fourth quarter 2008 results were negatively impacted by the following:

•	Restructuring charges of $102.5, of which $65.9 million related to asset impairments and $36.6 million for severance and other employee related costs.

•	A goodwill impairment charge of $10.0 million, relating to further adjustment of the BERU carrying value.

•	A charge of $23.5 million, related to a warranty-related issue associated with the company’s transmission product sold in Europe, limited to mid-2007 through May 2008 production.

•	Sales decreased 32% from fourth quarter 2007 primarily as a result of poor global economic conditions, including lower North American, European, and Asian production of light trucks and sport-utility vehicles.

As requested by the Commission, the Company acknowledges the following representations:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the opportunity to provide additional clarification concerning the comments raised in your correspondence and to improve overall disclosure in our future filings with the Commission. If you have additional questions or comments, please contact me at 248-754-0801.
Very truly yours,
/s/ Robin J. Adams

Executive Vice President, Chief Financial Officer,
And Chief Administrative Officer
cc: Ms. Kristin Shifflett
     Staff Accountant
     United States Securities and Exchange Commission